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[LATHAM & WATKINS LLP LETTERHEAD]

January 7, 2005

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Elaine Wolff Michael McTiernan Rachel Zablow Donna DiSilvio
	Re:	FTD Group, Inc. Registration Statement on Form S-1 initially filed November 23, 2004 Registration No. 333-120723

Ladies and Gentlemen:

        In connection with the proposed public offering of its common stock, FTD Group, Inc. has electronically filed with the Securities and Exchange Commission Amendment No. 1 to the above-referenced Registration Statement.

        The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff of the Commission set forth in its comment letter dated December 23, 2004, as well as other updates.

        Set forth below are FTD's responses to the comments made in the comment letter. For your convenience, we have provided each of the numbered comments (in italics) followed by the response. We have also enclosed with the paper copy of this letter a copy of Amendment No. 1 (including a copy marked to show changes from the original filing of the Registration Statement).

General

1.
Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

        A copy of all of the artwork to be used in the prospectus is attached as Exhibit A enclosed with the paper copy of this letter.

2.
We note that throughout the prospectus you make qualitative assertions or similar statements. For example, see:

•
p. l "[our brand] enjoys 96% brand recognition..."

•
p. l "our Consumer Segment is one of the largest direct marketers of floral arrangements..."

•
p. 2 "we believe [the flowers-by-wire market] constitutes approximately 30 million orders per year..."

•
p. 3 "the FTD brand has developed a reputation for quality and dependability among florists and consumers."

•
p. 3 "Our Consumer Segment is the second-largest participant...which is the fastest growing floral order channel."

•
p. 3 "Historically, we have increased our share in the floral direct marketing channel relative to our largest competitor."

  •
  p. 3 "Our Florist Segment is the second-largest participant in the highly concentrated floral wire-service market..."

  •
  p. 5 "The lower-priced floral offerings have been well received by consumers..."

  Please provide supplemental support for these and similar statements.

        A number of the statements have been eliminated or revised. A schedule providing FTD's basis for the remaining indicated and similar statements contained in the prospectus is attached as Exhibit B enclosed with the paper copy of this letter, together with copies of relevant supporting materials.

3.
Throughout the prospectus section you reference and rely on certain demographic and market data. Please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. Please supplementally disclose whether the publication is generally available to the public. If you commissioned the data or if it is not generally available to the public, please file a consent from the provider for the use of its name and the information attributed to it.

        After the revisions made in Amendment No.1, the only publication referred to in the prospectus is by the U.S. Department of Commerce. A copy of the relevant portion of the publication is included in the supporting materials included in Exhibit B. The publication is generally available to the public.

Industry and Market Data

4.
Please delete the phrase "and cannot guarantee their accuracy or completeness." It is not appropriate to disclaim the accuracy of such information.

        FTD has revised the language of the prospectus as requested.

Prospectus Summary

5.
Please revise to include in the first few paragraphs a brief history of your going private transaction that focuses on explaining the effect of the transaction on your stockholders rather than the mechanics of the transaction. For example, please do not focus on the way in which the merger transaction was structured.

        FTD has revised the language of the prospectus as requested.

6.
Please revise to include in the first few paragraphs the identity of the affiliated persons who hold the securities to be redeemed with the proceeds of the offering and disclose the percentage of proceeds to be used for such purpose. Further, please disclose that in connection with the offering you will make a lump sum payment to Leonard Green & Partners in connection with the termination of the management services agreement.

        FTD has revised the language of the prospectus as requested.

7.
Please revise to delete selected financial data such as references to revenues and compounded annual growth rates in your summary. We note that this information is not balanced in light of your recent losses and your cumulative deficit. Please retain the information on the percentage of revenues derived from each of your segments.

        FTD would prefer to leave the references to revenues and compounded annual growth rates in the summary, as FTD believes that data is material to a potential investor's investment decision. However, in order to provide more balanced disclosure, FTD has added disclosure to the summary regarding its recent losses and cumulative deficit in the added subsection "Risks Related to Our Business and High Degree of Leverage" appearing on page 6 of Amendment No. 1.

  Competitive Strengths

8.
If you choose to retain this section in your summary, please balance it with a summary of your competitive disadvantages or significant risks associated with your company and this offering.

        FTD has revised the language of the prospectus as requested. Please see the added subsection "Risks Related to Our Business and High Degree of Leverage" appearing on page 6 of Amendment No. 1.

  Business Strategy

9.
We note your disclosure that you are a "preferred partner" for certain specialty gift manufacturers and you plan to expand your existing "marketing partnerships, focusing on partnerships with highly trafficked Internet Web sites." Please clarify the nature of your contractual relationship with these manufacturers and marketers, including whether or not you have engaged in a partnership or joint venture arrangement. Please avoid using jargon like "partner" as the term "partner" implies that you share profits and losses. Rather, please revise to describe the nature of each relationship.

        FTD has revised the language of the prospectus as requested.

  Floral Industry Overview

10.
Please disclose what percent of the floral retail market is represented by floral direct marketers.

        FTD has added the additional requested disclosure to the prospectus.

11.
Please disclose in the table the relative size of the "direct from grower" channel of floral retail distribution.

        FTD has added the additional requested disclosure to the prospectus.

  The 2004 Merger

12.
Please include in your description of the 2004 Merger the basic terms of the transaction, including the consideration paid to the public shareholders and the company's management and the aggregate consideration paid by Leonard Green & Partners.

        FTD has added the additional requested disclosure to the prospectus.

  The Offering

13.
Please supplementally disclose who holds the securities to be redeemed with the proceeds of this offering.

        Green Equity Investors IV, L.P., a private investment fund affiliated with Leonard Green & Partners, L.P., holds the senior and junior preferred stock to be redeemed with the proceeds of the offering. FTD has added this disclosure to its description of the 2004 Merger and the use of proceeds for the offering (see, e.g., page 6 of Amendment No. 1).

Summary Consolidated Financial and Other Data

14.
We note that financial data for the period from February 24, 2004 through June 30, 2004 and the period from July 1, 2003 through February 23, 2004 have been combined for comparative purposes only and do not represent a presentation of these periods in accordance with GAAP. Pursuant to Item 10(e) of Regulation S-K, whenever a non-GAAP financial measure is included in a filing with the Commission, a reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measures calculated and presented in accordance with GAAP must be presented. Considering that your pro forma financial statements of the Company for the combined twelve month period ended June 30, 2004 were prepared to illustrate the full year estimated effects of the 2004 Merger related transactions, tell us why you believe your current presentation is appropriate or revise your disclosure pursuant to Item 10(e) of Regulation S-K.

        FTD has replaced the column with the pro forma equivalent presentation.

Forward-Looking Statements

15.
Section 27A(b)(2)(D) of the Securities Act of 1933 expressly states that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Accordingly, please delete any references to the Litigation Reform Act or federal securities laws.

        FTD has revised the language of the prospectus as requested.

Risk Factors

16.
Some of your risk factors appear to discuss generic risks that are not particular to your company or your business. For example, we refer to your discussion of the identification and completion of acquisitions and the discussion of the incurrence of restructuring charges in connection with any such acquisitions. Please revise these risk factors to identify any specific elements of your company or business that creates risks for an investor.

        FTD has revised the language of the prospectus as requested. FTD added an example to the "intellectual property risk factor on page 19 of Amendment No. 1. FTD added language specific to its business to the "acquisition" risk factor referred to in the Staff's comment (on page 25 of Amendment No. 1). In addition, FTD deleted the risk factor regarding a loss of key personnel.

17.
Please include risk factors discussing the risks relating to the following:

•
your current losses;

•
the substantial dilution to be incurred by new investors; and

•
the increased cost of operating as a public company.

        FTD has added the additional requested disclosure to the prospectus.

Market competition among our existing and potential competitors could have a material adverse effect on our business, financial condition, results of operations and cash flow

18.
Please provide a more detailed discussion of the competition you face in each sub-sector of the Consumer Segment.

        FTD has revised the language of the prospectus as requested.

Our revenues and operating results fluctuate on a seasonal basis and may suffer if revenues during peak seasons do not meet our expectations

19.
Please revise the risk factor to more closely describe the risk disclosed in the header. While the risk of the importance of your peak seasons is disclosed in the last paragraph, it is not clear why the comparability issues created by the dates of major holidays or the publishing of the Floral Guide are a risk to investors.

        FTD has revised the language of the prospectus as requested.

We are dependent on our strategic relationships to help promote our www.ftd.com Web site; failure to establish, maintain or enhance these relationships could have a material adverse effect on our business, financial condition, results of operations and cash flow

20.
Please provide a separate risk factor regarding your use of temporary employees and outsourcing during peak periods. Please provide quantitative data on the degree to which you have relied on temporary employees or outsourcing in the past.

        FTD has added the additional requested disclosure to the prospectus.

We are exposed to the credit risk of FTD-member florists

21.
Please disclose any material losses resulting from member florist credit risk.

        FTD has added the additional requested disclosure to the prospectus. In addition, FTD supplementally advises the Staff that its reserve for doubtful accounts is set forth on Schedule II to Amendment No. 1, all of which is in respect of member florist credit risk (in the aggregate). FTD does not have and, due to the nature of its business, does not expect to have, material exposure to individual florist credit risk.

Our business operations are restricted by a consent order, which prohibits certain restrictions relating to FTD membership

22.
Please supplementally advise us of the anticipated impact on your business of the expiration of the consent order.

        FTD supplementally advises the Staff that it does not anticipate any material impact on its business from the expiration of the consent order.

FTD has substantial debt and interest payment requirements that may restrict our future operations and impair our ability to meet our obligations

23.
Please provide separate risk factors discussing the risks of the total amount of your debt, your ability to service the debt, including a reference to the fact that in recent periods your interest expense has exceeded your income from operations, and your exposure to variable rate debt.

        FTD has revised the language of the prospectus as requested.

Our principal stockholders have significant voting power and may take actions that may not be in the best interest of our other stockholders

24.
Please clarify who is included in the term "principal stockholders."

        FTD has revised the language of the prospectus as requested.

Use of Proceeds

25.
We note that the current disclosure suggests that the amount raised in this offering, including the over-allotment option, will be the exact amount necessary to redeem all of your junior and preferred stock. Please revise to confirm this is accurate. If not, please revise to disclose the amount of the balance and how you intend to use the balance of the proceeds.

        FTD has revised the language of the prospectus as requested and to indicate the revised proposed use of proceeds.

26.
Please disclose anything that may delay the redemption for which the proceeds are to be used, including any redemption notice provisions. If there may be a delay in the use of the proceeds, please disclose how you will hold the proceeds pending the redemption.

        FTD has added the additional requested disclosure to the prospectus.

Capitalization

27.
Please disclose in the prospectus when you will amend your articles of incorporation to increase your authorized shares and what approvals are necessary to do so.

        FTD has added the additional requested disclosure to the prospectus. In addition, FTD supplementally advises the Staff that the requisite approvals of the board of directors and stockholders may be effected by affiliates of Leonard Green & Partners, L.P.

Selected Historical Financial Data

28.
Revise to disclose redeemable preferred stock pursuant to Item 301 of Regulation S-K.

        FTD has revised the language of the prospectus as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations

29.
The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section should present an analysis of the company's business as seen through the eyes of management, including known trends, demands and commitments that may impact future financial condition or operating performance. Please significantly revise this section to provide an analysis of these issues and other items which management believes may have a material impact on your future financial condition or operating performance. Please include a discussion of the following items:

•
changes in your capitalization resulting from the 2004 Merger;

•
reductions in your cash and cash equivalents and significant reductions in cash provided by operating activities;

•
items likely to have a material impact on future operations;

•
any anticipated material capital expenditures;

•
the impact on your costs of increasing the direct internet sales percentage of your business;

•
the use of debt to fund working capital;

•
the potential long term impact of your strategy of targeting lower income customers;

•
the related increase in your sales of lower margin products;

•
the impact of the success of the Consumer Segment on the Florist Segment, including the reduction in smaller neighborhood florists; and

•
the increased role of floral direct marketers, direct-from-grower floral delivery services and mass merchants.

        You may find an "overview" section an appropriate place for this information. For additional guidance, refer to Commission Release No. 33-8350 (Dec. 19, 2003).

        FTD has revised the language of the prospectus as requested.

30.
Please include a description of your plan of operation for the remainder of the fiscal year. Refer to Item 101 of Regulation S-K.

        FTD has added the additional requested disclosure to the prospectus in the new "Overview" section.

  Three Months Ended September 30, 2004 Compared to Three Months Ended September 30, 2003

31.
Please disclose your revenues and advertising and selling costs for "corporate activities."

        FTD has added the additional requested disclosure to the prospectus.

32.
Please clarify whether the increase in the Florist Segment's sales force salary expense is specifically a result of an increased volume of sales.

        FTD has revised the language of the prospectus as requested (the increase resulted primarily from an increase in headcount).

33.
Please disclose examples of your Florist Segment cost control efforts.

        FTD has added the additional requested disclosure to the prospectus.

  Fiscal Year Ended June 30, 2004 (Combined) Compared to Fiscal Year Ended June 30, 2003

34.
Please conform where appropriate to changes made in the prior subsection.

        FTD has conformed the section to changes made in the prior subsection where appropriate.

35.
Please clarify the meaning of "organic order volume."

        FTD has revised the language of the prospectus as requested.

  Fiscal year landed June 30, 2003 (Combined) Compared to Fiscal Year Ended June 30, 2002

36.
Please conform where appropriate to changes made in the prior subsection.

        FTD has conformed the section to changes made in the prior subsection where appropriate.

  Quarterly Financial Information

37.
Revise to disclose per share data pursuant to Item 302 of Regulation S-K.

        FTD has added the additional requested disclosure to the prospectus.

  Liquidity and Capital Resources

38.
Please expand to indicate whether or not consolidated earnings before interest, taxes, depreciation and amortization (subject to certain adjustments) referred to in the third paragraph is Adjusted EBITDA as disclosed on page 55 and elsewhere.

        FTD has added the additional requested disclosure to the prospectus.

39.
Please disclose your most recent calculations with respect to your credit facility financial covenant ratios.

        FTD has added the additional requested disclosure to the prospectus.

40.
Please disclose how you expect to meet the $18.7 million in contractual cash obligations within the next year.

        FTD has added the additional requested disclosure to the prospectus.

Summary Disclosures About Contractual Obligations and Commercial Commitments

41.
We note that in connection with this offering, the management services agreement with Leonard Green & Partners, L.P. will be terminated. However, considering that the contractual cash obligations table is presented as of the latest fiscal year end balance sheet date, revise the table to include the $2 million management services agreement. Refer to Item 303 of Regulation S-K.

        FTD has revised the language of the prospectus as requested.

42.
Revise your contractual cash obligations table to include interest on your term loan facility and revolving credit facility or provide a discussion in the text. Reference is made to footnote 46 of FR-72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

        FTD has revised the language of the prospectus as requested.

  Non-GAAP Discussion

43.
Refer to your disclosure of Adjusted EBITDA and the reconciliations and related footnotes. We note that you present Adjusted EBITDA because it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and debt service capabilities. In that regard, it appears you believe investors should rely upon Adjusted EBITDA as both a performance measure and a liquidity measure. If so, disclose with equal prominence net cash from operating activities, investing activities and financing activities as reported in your statement of cash flows or revise your disclosure to clarify. We refer you to Question 12 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

  Although FTD utilizes and is presenting Adjusted EBITDA in the prospectus as a performance measure (for the reasons set forth in the prospectus—see page 56 of Amendment No. 1) and not as a liquidity measure, it has added the additional requested disclosure to the prospectus.

44.
We refer to your reconciliation of net income (loss) to Adjusted EBITDA on page 55. We note that Adjusted EBITDA includes management fees as the management services agreement with Leonard Green & Partners, L.P. will be terminated in connection with this offering and that there was a similar charge within the prior two years. We also note adjustments for numerous other items. Please tell us how the non-GAAP measure Adjusted EBITDA complies with Regulation S-K Item 10(e).

        FTD believes that the presentation of Adjusted EBITDA in the prospectus complies with Regulation S-K Item 10(e) in that:

  •
  in accordance with Item 10(e)(1)(i)(A), the prospectus contains a presentation, with equal or greater prominence, of net income, which is the most directly comparable financial measure (see answer to Question 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures) calculated and presented in accordance with GAAP (see pages 11 and 61 of Amendment No. 1);

  •
  the prospectus contains a reconciliation of the differences between Adjusted EBITDA and net income in accordance with Item 10(e)(1)(i)(B) (see page 59 of Amendment No. 1);

  •
  the prospectus contains a statement disclosing the reasons our management believes that presentation of Adjusted EBITDA is useful information to investors in accordance with Item 10(e)(1)(i)(C) (see pages 56 through 57 of Amendment No. 1);

  •
  the prospectus contains disclosure of the additional purposes for which our management uses Adjusted EBITDA in accordance with Item 10(e)(1)(i)(D) (see pages 56 through 57 of Amendment No. 1); and

  •
  the prospectus does not include the adjustments and presentations proscribed by Item(e)(1)(ii) in that none of the items that are added back are "identified as non-recurring."

        In addition, the adjustments to Adjusted EBITDA, including the adjustment for management fees, comply with the Staff's guidance set forth in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In particular, FTD's management believes that the financial impact of the adjustments to Adjusted EBITDA no longer exists (or, in the case of management fees payable to Leonard Green & Partners, L.P., will no longer exist as of the consummation of the offering). In addition, pages 56 through 59 include disclosure relating to (i) the manner in which our management uses Adjusted EBITDA to evaluate FTD's business, (ii) the economic substance behind management's decision to use Adjusted EBITDA, (iii) the material limitations associated with the use of Adjusted EBITDA, (iv) the manner in which management compensates for those limitations when using Adjusted EBITDA, and (v) the substantive reasons management believes Adjusted EBITDA provides useful information to investors.

  Related Party Transactions

45.
Please include a discussion of the basic terms of the 2004 Merger, including the price paid by Leonard Green & Partners and how the price was determined. Refer to Item 404 of Regulation S-K.

        FTD has added the additional requested disclosure to the prospectus.

Industry

46.
Please include a discussion of the "direct-from-grower" business.

        FTD has added the additional requested disclosure to the prospectus.

  Competition

47.
Please disclose the relative competitive position of the company versus Teleflora. Refer to Item 101 of Regulation S-K.

        FTD has revised the language of the prospectus as requested.

Business

48.
Please conform to our comments in the summary.

        FTD has conformed the section to changes made in response to the Staff's comments to the summary.

49.
Please provide disclosure for each of your last three fiscal years on revenues attributed to domestic operations and foreign operations and separately provide disclosure on any material individual foreign country. Refer to Item 101(d) of Regulation S-K.

        FTD has added the additional requested disclosure to the prospectus.

  Competitive Strengths

50.
We note your disclosure that your business model generates substantial free cash flow. In light of recent performance, please clarify that "substantial free cash flow" does not reflect your interest expense.

        FTD has revised the language of the prospectus as requested.

  Employment Agreements

51.
We refer to your disclosure regarding "certain termination benefits" that may be received by the employee under the agreement. Please provide a brief description of all the termination benefits.

        FTD has revised the language of the prospectus as requested (the only benefits were those listed previously).

52.
Please disclose whether this offering is a "change of control" under the employment agreements.

        FTD has added the additional requested disclosure to the prospectus.

  Other Arrangements

53.
Please disclose differences, if any, between Adjusted EBITDA and the metric used to measure employee performance in the Management Incentive Plan.

        FTD has added the additional requested disclosure to the prospectus.

Principal Stockholders

54.
Please add a column to the table disclosing percentage ownership upon completion of the offering.

        FTD has added the additional requested disclosure to the prospectus.

Certain Relationships and Related Party Transactions

  2004 Merger with Nectar Merger Corporation, an Affiliate of Leonard Green & Partners, L.P.

55.
Please disclose the consideration paid by Leonard Green & Partners and any payments made to prior or current officers of the company.

        FTD has added the additional requested disclosure to the prospectus.

  Agreements Related to the 2004 Merger

56.
Please disclose what individuals are included in the term "initial management investors."

        FTD has revised the language of the prospectus as requested.

57.
Please confirm your current disclosure that Mr. Soenen is not a party to the Stockholder's Agreement. It appears that he was added pursuant to an amendment.

        Mr. Soenen is a party to the Stockholders' Agreement; FTD have revised the language of the prospectus to clarify that all current stockholders are parties to the Stockholders' Agreement.

Description of Our Capital Stock

  Anti-Takeover Effects of Provisions of Delaware Law and our Charter Documents

58.
Please disclose the provisions of your charter that may have anti-takeover effects.

        FTD has revised the language of the prospectus as requested.

Share Eligible for Future Sale

59.
Please disclose the individuals or the class of persons that have piggy back registration rights pursuant to the amended and restated stockholders agreement.

        FTD has identified these persons pursuant to its response to Comment 56 and Comment 57.

Underwriting

60.
Please confirm that stabilizing activity may be effected on the New York Stock Exchange in connection with this offering.

        FTD has revised the language of the prospectus as requested.

61.
When known, please revise to identify the members of the underwriting syndicate that will engage in electronic distributions. Supplementally, please confirm that those underwriters have cleared their online offering procedures with the staff. If not, please provide a more detailed description of their online offering procedures, including screen shots and drafts of any communications those underwriters propose to use in the electronic distribution.

        FTD has been informed by the lead managers that they or their affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff. If FTD becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, it will promptly supplement this response to identify those members and either provide a description of their procedures of confirm that their procedures have been previously reviewed with the Staff.

        In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the representatives of the underwriters have indicated to FTD that they will include the following language in a communication to potential syndicate members:

        "Online distribution of common stock of FTD Group, Inc. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission."

        Consistent with this procedure, the following language is included in the underwriting section of the prospectus:

        "A prospectus in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations."

        FTD will promptly supplement this response with information relating to any third party arrangements that other underwriters are putting into place as such information becomes available.

        Goldman, Sachs & Co. has informed FTD that it expects to post the road show presentation on YahooNet Road Show, a password protected website, and YahooNet Road Show has informed Goldman, Sachs & Co. that it is posting such road show presentation in accordance with applicable no-action letters.

        FTD will promptly supplement this response with information relating to any third party arrangements that other underwriters are putting into place as such information becomes available."

62.
Please disclose which managing underwriters, if any, have performed material services for you in the past and the nature of these services.

        FTD has added the additional requested disclosure to the prospectus.

Consolidated Financial Statements

63.
We note that Consent of KPMG LLP will be filed by amendment. We await your filing of Exhibit 23.1.

        KPMG LLP's consent is included with Amendment No. 1.

64.
In light of the restrictions imposed by your current and future indebtedness on FTD's ability to pay dividends to you, noted in the Risk Factor on page 27, tell us how you considered item 5-04 of Regulation S-X as it relates to the filing of condensed financial information of the Registrant.

  In Amendment No. 1, FTD has added Schedule No. 1 which contains material responsive to this Comment.

Notes to Consolidated Financial Statements

2004 Merger with Nectar Merge Corporation

65.
We note that upon consummation of the 2004 Merger, each issued and outstanding share of FTD, Inc. common stock, other than treasury shares owned by the Company, was cancelled and converted automatically into the right to receive $24.85 per share in cash. Expand your discussion to clarify your accounting treatment for the treasury shares owned by the Company upon consummation of the Merger.

        FTD has added the additional requested disclosure to the prospectus.

66.
We note that the $337.2 million in goodwill recorded as part of the 2004 Merger represents approximately 80% of the net assets acquired. Pursuant to paragraph 51(b) of SFAS 141, disclose the primary reasons for the merger transaction, including a description of the factors that contributed to a purchase price that resulted in goodwill.

        FTD has added the additional requested disclosure to the prospectus.

67.
Pursuant to paragraph 55 of SFAS 141, expand your supplemental information on a pro forma basis to include loss per share.

        FTD has added the additional requested disclosure to the prospectus.

Predecessor Stock Awards and Incentive Plans

68.
We note that in connection with the 2004 Merger, the 2002 Equity Incentive Plan was terminated and all outstanding stock options were recaptured or terminated. Expand your discussion to disclose your accounting treatment and the financial statement impact.

        FTD has added the additional requested disclosure to the prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

69.
Present on the face of the pro forma condensed income statement unit per share information pursuant to Item 11-02(b)(7) of Regulation S-X.

        FTD has added the additional requested disclosure to the prospectus.

Part II

Item 15

70.
For each sale of unregistered securities, please disclose the price paid, the exemption relied upon and the factual basis for such reliance.

        FTD has added the additional requested disclosure to the prospectus.

Exhibits

71.
Please file copies of your legality opinion or provide us with a draft, so that we have an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of Regulation S-K.

        Latham & Watkins LLP intends to file its opinion with the final amendment to the Registration Statement. However, we have attached a draft of the opinion as Exhibit C for your review. FTD confirms that the material agreements set forth as Exhibits to the Registration Statement are the material agreements required to be filed under Item 601 of Regulation S-K.

        If you have any questions with respect to this letter and the enclosed documents, or if you require additional information, please contact the undersigned at (213) 891-8680 or Greg Rodgers at (213) 891-8560.

Very truly yours,

/s/ James P. Beaubien
James P. Beaubien of LATHAM & WATKINS LLP

Enclosures

cc:
Carrie Wolfe
Jon Burney
Howard Sobel
Gregory P. Rodgers
Casey Fleck

Exhibit A

Inside Cover Artwork

(Enclosed With Paper Copy)

Exhibit B

Qualitative Support Schedule

(Enclosed With Paper Copy)

Exhibit C

Form of Legal Opinion of Latham & Watkins LLP

(Attached)

Exhibit 5.1

[Letterhead of Latham & Watkins LLP]

FTD Group, Inc.
3113 Woodcreek Drive
Downers Grove, IL 60515

  Re:
  Form S-1 Registration Statement No. 333-120723;             shares of Common Stock, par value $.01 per share

Ladies and Gentlemen:

        We have acted as special counsel to FTD Group, Inc., a Delaware corporation (the "Company"), in connection with the proposed issuance of            shares of common stock, $.01 par value per share (the "Shares"), pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (the "Act"), filed with the Securities and Exchange Commission (the "Commission") on November 23, 2004 (File No. 333-120723), as amended by Amendment No. 1 thereto filed with the Commission on January     , 2005 (collectively, the "Registration Statement"), and a prospectus dated                        (the "Prospectus"). This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or Prospectus, other than as to the validity of the Shares.

        As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have (a) assumed that proceedings proposed to be taken by the Company in connection with the authorization, issuance and sale of the Shares will be timely completed in the manner proposed, and (b) relied upon the foregoing and upon certificates and other assurances of officers of the Company and others as to factual matters; we have not independently verified such factual matters.

        We are opining herein only as to the validity of the Shares under Delaware General Corporation Law, and we express no opinion with respect to the applicability thereto, or the effect thereon, of any other laws.

        Subject to the foregoing, it is our opinion that as of the date hereof the Shares have been duly authorized by all necessary corporate action of the Company, and, upon issuance, delivery and payment therefor in the manner contemplated by the Registration Statement and the Prospectus, will be validly issued, fully paid and nonassessable.

        We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm in the Prospectus under the heading "Validity of the Common Stock." In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

LATHAM & WATKINS LLP

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  Exhibit 5.1